EXHIBIT 99.2
Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk shipping industry;

•	changes in the useful lives and the value of our vessels and other vessels we may acquire and the related impact on our compliance with covenants under our financing agreements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of V.Ships Greece Ltd., or V.Ships Greece, Global Seaways S.A., our technical and crew managers of certain of our vessels, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	changes in interest or inflation rates;

•	acts of terrorism, war, piracy and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities and governmental responses thereto;

•
changes in global and regional economic and political conditions, including without limitation the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	changes in tariffs, trade barriers, embargos and regulatory requirements;

•
general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing armed conflicts, including the war between Russia and Ukraine (and related sanctions), the conflict between Israel and Hamas, tensions between China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, the tensions between Israel and Iran, the U.S.-China relations, the U.S.-Panama relations and the U.S. relations with the European Union and North Atlantic Treaty Organization (“NATO”) member states;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance (“ESG”) practices, policies, programs, goals and targets;

•	our ability to continue as a going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. We currently operate 21 vessels (two Newcastlemax and 19 Capesize) with a cargo-carrying capacity of approximately 3,803,918 dwt and an average fleet age of 14.1 years. We are a prominent pure-play Capesize shipping company listed in the U.S. capital market. Our common shares are listed on Nasdaq under the symbol “SHIP”. Upon the completion of the sale of the Geniuship (expected in early September 2025), our operating fleet will consist of twenty dry bulk vessels with an aggregate cargo-carrying capacity of approximately 3,633,861 dwt.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. Our calculation of Ownership Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Available days. Available days are the number of ownership days less the aggregate number of repair days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys, which are the repair days. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Operating days. Operating days are the number of available days in a period less the aggregate number of off-hire days that our vessels are off-hire due to unforeseen circumstances, which are the off-hire days. Operating days include the idle days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Our time charter rates are usually index linked during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage and time charters;

•	vessel repositioning;

•	vessel operating expenses and voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on fixed-rate period time charters and bareboat time charters provide more predictable cash flows, but can yield lower revenue and profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market or on index-linked time charters generate revenues that are less predictable, but can yield increased profit margins during periods of improving dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in the case of voyage charters. In the first six months of 2025, all of our vessels were chartered under index-linked time charter arrangements, reflecting similar employment patterns as observed in the six-month period ended June 30, 2024.

Results of Operations

Six months ended June 30, 2025 as compared to six months ended June 30, 2024

(In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2025	2024	Amount	%
Revenues:
Vessel revenue, net	60,340	80,366	(20,026)	(25)%
Fees from related parties	1,345	1,060	285	27%
Revenue, net	61,685	81,426	(19,741)	(24)%

Expenses:
Voyage expenses	(1,847)	(1,760)	(87)	5%
Vessel operating expenses	(26,346)	(22,254)	(4,092)	18%
Management fees	(552)	(359)	(193)	54%
General and administrative expenses	(9,012)	(8,932)	(80)	1%
Depreciation and amortization	(17,377)	(13,911)	(3,466)	25%
Loss on forward freight agreements, net	(19)	(104)	85	(82)%
Operating income	6,532	34,106	(27,574)	(81)%
Other expenses:
Interest and finance costs	(10,930)	(9,716)	(1,214)	12%
Loss on extinguishment of debt	(28)	(649)	621	(96)%
Interest and other income	337	490	(153)	(31)%
Interest income related parties	48	-	48	-
Other income - foreign currency forward contracts	423	-	423	-
Foreign currency exchange (loss) / gain, net	(349)	57	(406)	(712)%
Total other expenses, net:	(10,499)	(9,818)	(681)	7%
Net (loss) / income	(3,967)	24,288	(28,255)	(116)%

Net (loss) / income per common share, basic & diluted	(0.20)	1.18
Weighted average number of common shares outstanding, basic	20,255,507	19,533,621
Weighted average number of common shares outstanding, diluted	20,255,507	19,659,370

Vessel Revenue, Net – The decrease is attributable to the decrease in prevailing charter rates and is offset by the increase in operating days during the comparable periods. Our time charter equivalent rate for the first half of 2025 is 34% lower than that of 2024. Please see the reconciliation below of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure. We had 3,507 operating days for the first six months of 2025 as compared to 3,099 operating days for the first six months of 2024.

Fees from Related Parties – The amounts relate to fees regarding the commercial and technical management services provided from Seanergy to United Maritime Corporation (“United”) and commissions earned by Seanergy on vessels sold and/or purchased by United pursuant to the relevant management agreements. The 2025 amount comprises of $1.2 million commercial and technical management fees and $0.2 million of sale and purchase commissions. The 2024 amount comprises of $1.1 million commercial and technical management fees.

Voyage Expenses – The increase was primarily attributable to increased bunkers consumption as a result of the increase of repairs and off-hire days and was partially offset by lower brokerage commissions and lower extra insurance costs compared to the first half of 2024. We had 182 repair and off-hire days for the first half of 2025, as compared to 15 repair and off-hire days during the comparable period of 2024.

Vessel Operating Expenses – The increase was primarily attributable to an increase in ownership days. We had 3,689 ownership days for the first six months of 2025 as compared to 3,114 ownership days for the first six months of 2024. The increase was partially offset by the decrease in daily OPEX from $6,999 for the first half of 2024 to $6,937 for the first half of 2025.

General and Administrative Expenses – Stock based compensation amortization, a non-cash item, was $2.6 million in the first six months of 2025 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $3.0 million in the first six months of 2024. This was partially offset by the increased staff costs which derive from the increase of the Company’s headcount in order to support the growing needs of the in-house management for both Seanergy and the services provided to United.

Depreciation and Amortization – The increase was mainly attributable to the increase in ownership days. We had 3,689 ownership days for the first six months of 2025 as compared to 3,114 ownership days for the first six months of 2024.

Interest and Finance Costs – The increase is primarily attributable to the increased debt balances and the ensuing increase in amortization of deferred finance costs and debt discounts and is partially offset by the decrease in the average interest rate on our outstanding indebtedness, driven by both the decline in SOFR rates and the decrease in interest margins of our interest bearing securities. The weighted average interest rate on our outstanding debt for the six months ended 2025 and 2024 was approximately 6.72% and 7.99%, respectively. Finally, non-cash interest expense of amortization of deferred finance costs and debt discounts for the six-month periods ended June 30, 2025 and 2024 was $0.9 million and $0.7 million, respectively.

Loss on extinguishment of debt – The loss for the six-month period ended June 30, 2025 is attributable to the refinancing of the August 2021 Alpha Bank Loan Facility, secured by the Friendship and Squireship. The loss for the six-month period ended June 30, 2024 is attributable to the full settlement of the CMBFL Sale and Leaseback, secured by the Hellasship and Patriotship.

Interest income related parties – The income earned during the first six months of 2025 relates to interest income earned from the April 25, 2025 $2 million short-term loan facility to United Maritime Corporation which was fully repaid on June 17, 2025.

Other income - foreign currency forward contracts – The income during the first six months of 2025 relates to unrealized gains on EUR/USD forward contracts entered into in January 2025.

Foreign currency exchange (loss) / gain, net – The loss in 2025 is related to the fluctuation of the U.S. dollar/Euro exchange rate throughout the first half of 2025. Approximately half of our general and administrative expenses are in currencies other than the U.S. dollar, primarily the Euro.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six months ended June 30,
	2025	2024
Fleet Data:
Ownership days	3,689	3,114
Available days(1)	3,529	3,112
Operating days(2)	3,507	3,099
Fleet utilization	95.1%	99.5%

Average Daily Results:
TCE rate(3)	$16,679	$25,365
Daily Vessel Operating Expenses (4)	$6,937	$6,999

(1)	During the six months ended June 30, 2025, we incurred 160 off-hire days for scheduled dry-dockings. During the six months ended June 30, 2024, we incurred 2 off-hire days for scheduled dry-dockings.

(2)
During the six months ended June 30, 2025, we incurred 22 off-hire days due to other unforeseen circumstances. During the six months ended June 30, 2024, we incurred 13 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate (a measure of the average daily revenue performance), which is not a recognized measure under U.S. GAAP, because we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2025	2024
(In thousands of US Dollars, except operating days and TCE rate)
Vessel revenue, net	$60,340	$80,366
Voyage expenses	$(1,847)	$(1,760)
Time charter equivalent revenues	$58,493	$78,606
Operating days	3,507	3,099
Daily time charter equivalent rate	$16,679	$25,365

(4)
We include Daily Vessel Operating Expenses, which is not a recognized measure under U.S. GAAP, as we believe it provides additional meaningful information and assists management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six months ended June 30,
	2025	2024
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
Vessel operating expenses	$26,346	$22,254
Less: Pre-delivery expenses	(757)	(460)
Vessel operating expenses before pre-delivery expenses	$25,589	$21,794
Ownership days	3,689	3,114
Daily Vessel Operating Expenses	$6,937	$6,999

EBITDA and Adjusted EBITDA reconciliation:

	Six months ended June 30,
(In thousands of US Dollars)	2025	2024
Net (loss) / income	$(3,967)	$24,288
Interest and finance cost, net	10,566	9,235
Depreciation and amortization	17,377	13,911
EBITDA(1)	$23,976	$47,434
Stock based compensation	2,677	3,017
Loss on extinguishment of debt	28	649
Loss on forward freight agreements, net	19	104
Other income - foreign currency forward contracts	(423)	-
Adjusted EBITDA (1)	$26,277	$51,204

(1)
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net (loss) / income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and income from foreign currency forward contracts, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal sources of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions and equity provided by the capital markets. Our principal uses of funds have primarily been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2025, we had cash and cash equivalents of $12.8 million, as compared to $21.9 million as of December 31, 2024.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2025, we had a working capital deficit of $57.9 million (which included an amount of $3.1 million relating to pre-collected revenue) as compared to a deficit of $15.7 million as of December 31, 2024. As of June 30, 2025, the deficit is primarily due to the expected purchase of the Flagship for $10.0 million at the end of its sale and leaseback agreement in the second quarter of 2026, the $11.0 million balloon payment under the June 2022 Alpha Bank Loan Facility for the Dukeship in the second quarter of 2026 and to planned loan repayments for the next 12 months, amounting to $41.8 million. The Company’s cash flow projections for the period of one year after the date that the financial statements are issued indicate that cash on hand and cash provided by operating activities, the vessel sale and cash provided through new financing agreements will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

On July 30, 2025, the Company entered into an agreement with an unaffiliated third party for the sale of the Geniuship for a gross sale price of $21.6 million. Delivery of the vessel to her new owners is expected to take place in early September 2025. An amount of $9.0 million in respect with Sinopac Loan Facility will be paid once the delivery of the vessel to her new owners is completed.

As of June 30, 2025, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2025, we had outstanding borrowings of $312.0 million (including long-term debt and other financial liabilities and finance lease liability). Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated dry docking expenditures. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below and in Note 8 (“Long-Term Debt and Other Financial Liabilities”) and Note 7 (“Finance Lease, Right-of-use Asset and Finance Lease Liability”) of our interim consolidated financial statements included below. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

	Six months ended June 30,
	2025	2024
Cash Flow Data:
Net cash provided by operating activities	$16,239	$35,048
Net cash used in investing activities	$(43,663)	$(39,068)
Net cash provided by financing activities	$17,902	$17,316

Six months ended June 30, 2025 as compared to six months ended June 30, 2024

Operating Activities: Net cash provided by operating activities amounted to $16.2 million for the six-month period ended June 30, 2025, compared to net cash provided by operating activities of $35.0 million for the six-month period ended June 30, 2024. The major driver of the change of net cash provided by operating activities was the decrease in charter rates that prevailed in the market between the comparable periods.

Investing Activities: The 2025 cash outflow is mainly related to $35.3 million payment for the acquisition of the Meiship and $8.2 million total in advance payments for the entering into the bareboat charter agreement for the Blueship. The 2024 cash outflow is related to $34.3 million payment for the acquisition of the Iconship, $4.5 million payment as advance for a vessel acquisition for the Orange Tiara which will be renamed Kaizenship and $0.3 million commission paid in 2024 for the Titanship acquisition in the fourth quarter of 2023.

Financing Activities: The 2025 cash inflow resulted from proceeds of $34.5 million from the new sale and leaseback agreements with the two affiliates of Huarong, proceeds of $53.6 million for a facility agreement with Piraeus Bank and proceeds of $0.2 million from other non-current liabilities. The 2025 cash outflow resulted from debt and other financial liabilities repayments of $60.3 million, dividend payments of $7.4 million, $1.1 finance lease payments and $1.6 million of loan finance fees payments in respect with the loan amendments. The 2024 cash inflow resulted from proceeds of $58.3 million from the new sale and leaseback agreements with the three affiliates of AVIC International Leasing Co., Ltd. (“AVIC”), described below, and $5.8 million proceeds from issuance of common stock and warrants. The 2024 cash outflow resulted from debt and other financial liabilities repayments of $40.6 million, dividend payments of $2.5 million, payments for repurchase of common shares of $1.7 million, $1.1 finance lease payments and $0.9 million of loan finance fees payments in respect with the loan amendments.

Description of Indebtedness

Senior Facilities

New Loan Facilities during the six-month period ended June 30, 2025

February 2025 Piraeus Bank Loan Facility
On February 24, 2025, the Company entered into a facility agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a $53.6 million term loan for the purpose of (i) refinancing the June 2022 Piraeus Bank Loan Facility, which was secured by the Worldship and Honorship, (ii) partially financing the acquisition cost of the Meiship. The facility was drawn on February 25, 2025. The loan bears interest of term SOFR plus a margin of 2.05% per annum. The interest margin can be decreased by 0.05% per vessel based on the achievement of certain emission thresholds. The term of the facility is five years and the repayment schedule comprises of 20 quarterly installments of $1.5 million and a final balloon of $24.6 million payable together with the final installment. The Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until the second anniversary of the drawdown date, and 130% thereafter until the maturity of the loan and a corporate leverage ratio (as defined therein), that will not be higher than 70% until maturity. In addition, the borrowers are required to maintain an aggregate minimum liquidity of $3.0 million in their operating accounts.

As of June 30, 2025, $52.1 million was outstanding under the facility.

Pre - Existing Loan Facilities

Sinopac Loan Facility
On December 20, 2021, we entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the Geniuship. The facility bears interest at term SOFR plus a margin of 3.5% and is repayable by four quarterly installments of $0.5 million, followed by 16 quarterly installments of $0.4 million and a balloon installment of $6.7 million payable together with the final installment. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding.

As of June 30, 2025, $9.0 million was outstanding under the facility.

June 2022 Alpha Bank Loan Facility
On June 21, 2022, we entered into a facility agreement with Alpha Bank S.A. (“Alpha Bank”) for a $21.0 million term loan secured by the Dukeship. The loan facility bore interest at SOFR plus a margin of 2.95% and is repayable through four quarterly installments of $1.0 million followed by 12 quarterly installments of $0.5 million and a balloon of $11.0 million payable together with the final installment. The Company has agreed to enter into a supplemental agreement to reduce the margin to 2.40% per annum with retroactive effect from June 2025. In addition, the Company has the option to pledge cash in the form of time deposits, up to the aggregate amount of the loan outstanding at that time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The supplemental agreement is subject to completion of definitive documentation.

The Company is required to ensure that the security requirement ratio (as defined therein) shall not be less than 125% and the borrower is required to maintain minimum liquidity of $0.5 million in its operating account.

As of June 30, 2025, $13.0 million was outstanding under the facility.

October 2022 Danish Ship Finance Loan Facility
On October 10, 2022, we entered into a $28.0 million loan facility with Danish Ship Finance A/S to refinance the pre-existing loan facility with UniCredit Bank AG, which was secured by the Premiership and Fellowship. The facility was initially divided into two equal tranches, has a term of five years, while the interest rate is 2.5% plus SOFR per annum. The repayment schedule of each tranche comprises six quarterly installments of $0.8 million followed by 14 quarterly installments of $0.5 million and a balloon of $2.1 million payable together with the final installment. Each borrower is required to maintain minimum liquidity of $0.65 million in its retention account.

On April 18, 2023, the Company entered a deed of accession, amendment and restatement to the October 2022 Danish Ship Finance Loan Facility to refinance the Championship Cargill Sale and Leaseback secured by the Championship. The amended and restated facility includes a new tranche of $15.8 million secured by the Championship. The new tranche is payable through eight quarterly installments of $0.7 million followed by 12 quarterly installments of $0.6 million and a balloon of $2.9 million payable together with the final installment bearing an interest rate of 2.65% plus 3-month term SOFR per annum. For the new tranche, the borrower is required to maintain minimum liquidity of $0.7 million in its retention account. The security cover ratio and all other covenants continue to apply per the terms of the October 2022 Danish Ship Finance Loan Facility. More specifically, the Company is required to maintain a security cover higher than 133%, at any time the corporate leverage ratio (as defined therein) is equal to or less than 65%. If the corporate leverage ratio is higher than 65%, the Company is required to maintain a security cover ratio (as defined therein) higher than 143%. The Company was required to maintain a leverage ratio (as defined therein), that would not be higher than 85% until June 29, 2023 and 70% thereafter until the maturity of the loan. Furthermore, a new sustainability linked margin adjustment mechanism was introduced to all three tranches of the October 2022 Danish Ship Finance Loan Facility, whereby the interest margin can be increased or decreased by 0.05% based on the certain emission thresholds.

As of June 30, 2025, $24.4 million was outstanding under the facility.

October 2024 Alpha Bank Loan Facility
On October 21, 2024, the Company entered into a facility agreement with Alpha Bank for a $34.0 million term loan for the purpose of (i) refinancing the December 2022 Alpha Bank Loan Facility, which was secured by the Paroship, (ii) financing the purchase option for the Titanship and iii) providing liquidity for working capital purposes. The facility was drawn on October 22, 2024. The loan bears interest of term SOFR plus a margin of 2.40% per annum. The Company has the option to pledge cash deposits in the form of time deposit up to the aggregate amount of the loan outstanding at the time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The term of the facility is five years, and the repayment schedule comprises of four quarterly installments of $1.2 million, followed by 16 quarterly installments of $0.9 million and a final balloon of $14.8 million payable together with the final installment. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125%.

As of June 30, 2025, $31.6 million was outstanding under the facility.

Loan Facilities repaid during the six-month period ended June 30, 2025

June 2022 Piraeus Bank Loan Facility
On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank for a $38.0 million sustainability-linked term loan. The purpose of the loan was to partly finance the acquisition cost of the Honorship, while also refinancing the pre-existing Piraeus Bank loan facility, which was secured by the Worldship. The facility bore interest at term SOFR plus a margin of 3.00% per annum and a credit adjustment spread (as defined therein). On November 29, 2024, the Company entered into a supplemental agreement to (i) extend the maturity to December 24, 2027, (ii) amend the repayment schedule by adding two quarterly installments of $0.8 million, (iii) reduce the pre-existing margin of 3.00% to 2.60% per annum with retroactive effect from June 25, 2024, and (iv) eliminate the credit adjustment spread with retroactive effect from June 25, 2024. The loan facility was repayable through four quarterly installments of $2.0 million, followed by two quarterly installments of $1.5 million, followed by 16 quarterly installments of $0.8 million and a final balloon of $15.0 million payable together with the final installment. The borrowers were required to maintain an aggregate minimum liquidity of $2.0 million in their operating accounts.

On February 27, 2025, the Company fully refinanced the outstanding amount of $24.0 million using the proceeds from the February 2025 Piraeus Bank Loan Facility and all securities created in favor of Piraeus Bank were irrevocably and unconditionally released.

August 2021 Alpha Bank Loan Facility
On August 9, 2021, the Company entered into a $44.1 million secured loan facility with Alpha Bank for the purposes of (i) refinancing of a pre-existing Alpha Bank loan facility and (ii) financing of the previously unencumbered Friendship. The facility was divided into two tranches, which were fully drawn on August 11, 2021: Tranche A of $31.1 million secured by the Squireship and Lordship and Tranche B of $13.0 million secured by the Friendship. On April 28, 2023, the Company prepaid $8.5 million to Tranche A and $3.5 million to Tranche B using the proceeds from the Village Seven Sale and Leaseback and as a result all the securities regarding the Lordship were irrevocably and unconditionally released. Following the prepayment of the Lordship, the Tranche A was repayable by seven quarterly installments of $0.6 million each and a balloon of $10.3 million payable together with the final installment. The Tranche B was repayable by eight quarterly installments of $0.3 million each and a balloon of $3.9 million payable together with the final installment. The repayment of installments for both tranches commenced in November 2023. The borrower owning the Squireship was required to maintain an average quarterly minimum free liquidity of $0.5 million, whereas the borrower owning the Friendship was required to maintain $0.5 million at all times. Tranche A of the facility bore interest at term SOFR plus a margin of 3.55% per annum and Tranche B bore interest at term SOFR plus a margin of 3.30% per annum.

On March 20, 2025, the Company fully refinanced the outstanding amount of $15.3 million under the facility using the proceeds from the Huarong Squireship Sale and Leaseback and the Huarong Friendship Sale and Leaseback and all securities created in favor of Alpha Bank were irrevocably and unconditionally released.

All the facilities above are secured by a first priority mortgage over the respective vessel, general assignments covering the respective vessel’s earnings, charter parties, insurances and requisition compensation, account pledge agreements covering the vessel’s earnings accounts (excluding the Sinopac Loan Facility), technical and commercial managers’ undertakings, pledge agreements covering the shares of the applicable vessel-owning subsidiaries and a corporate guarantee by the Company.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2025

Huarong Squireship Sale and Leaseback
On March 13, 2025, the Company entered into a $18.0 million sale and leaseback agreement for the Squireship with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to refinance Tranche A of the August 2021 Alpha Bank Loan Facility, secured by the Squireship. The agreement became effective on March 20, 2025, upon the delivery of the Squireship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $0.5 million along with a purchase obligation of $8.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

The charterhire principal, as of June 30, 2025, was $17.5 million.

Huarong Friendship Sale and Leaseback
On March 13, 2025, the Company entered into a $16.5 million sale and leaseback agreement for the Friendship with an affiliate of Huarong to refinance Tranche B of the August 2021 Alpha Bank Loan Facility, secured by the Friendship. The agreement became effective on March 20, 2025, upon the delivery of the Friendship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $7.7 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

The charterhire principal, as of June 30, 2025, was $16.1 million.

Pre-Existing Sale and Leaseback Activities

Flagship Cargill Sale and Leaseback
On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill International SA (“Cargill”) to partly finance the acquisition of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $10.0 million payable together with the final installment.

The charterhire principal, as of June 30, 2025, was $12.0 million.

Chugoku Sale and Leaseback
On February 25, 2022 the Company entered into a $21.3 million sale and leaseback agreement with Chugoku Bank, Ltd. (“Chugoku”) to refinance a previous loan facility secured by the Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR plus 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the eight-year bareboat period, the Company has the option to repurchase the vessel for $2.4 million, which the Company expects to exercise. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in thirty-two consecutive quarterly installments averaging approximately $0.6 million each along with a balloon payment of $2.4 million at the expiry of the bareboat charter.

The charterhire principal, as of June 30, 2025, was $13.7 million.

Evahline Sale and Leaseback
On March 29, 2023, we entered into a $19.0 million sale and leaseback agreement with a subsidiary of Evahline Inc. (“Evahline”) for the refinancing of the Hanchen Sale and Leaseback. The agreement became effective on April 6, 2023, upon the delivery of the Knightship to the lessor. The Company sold and chartered back the vessel from Evahline on a bareboat basis for a six-year period. The financing’s applicable interest rate is 3-month term SOFR plus 2.80% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to the Company at no additional cost.  The Company is required to maintain a minimum value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance averaging approximately $0.3 million each.

The charterhire principal, as of June 30, 2025, was $11.9 million.

Village Seven Sale and Leaseback
On April 24, 2023, we entered into a $19.0 million sale and leaseback agreement for the Lordship with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) to partially refinance the August 2021 Alpha Bank Loan Facility. The Company sold and chartered back the vessel from Village Seven on a bareboat basis for a period of four years and five months. The financing’s applicable interest rate is 3-month term SOFR plus 3.00% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has the option to repurchase the vessel at $7.8 million, which the Company expects to exercise. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The charterhire principal amortizes in 53 consecutive monthly installments paid in advance of approximately $0.2 million.

The charterhire principal, as of June 30, 2025, was $13.3 million.

AVIC Iconship Sale and Leaseback
On June 4, 2024, we entered into a $21.9 million sale and leaseback agreement with Hao Cancer Limited, an affiliate of AVIC International Leasing Co., Ltd. (“AVIC”) to partially finance the acquisition of the Iconship. The agreement became effective on June 11, 2024, upon the delivery of the vessel to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes through four quarterly installments of $0.8 million followed by 16 quarterly installments of $0.5 million paid in advance along with a balloon payment of $11.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal.

The charterhire principal, as of June 30, 2025, was $18.4 million.

AVIC Hellasship Sale and Leaseback
On June 4, 2024, we entered into a $19.5 million sale and leaseback agreement with Hao Leo Limited, an affiliate of AVIC to partially refinance the CMBFL Sale and Leaseback, secured by the Hellasship. The agreement became effective on June 28, 2024, upon the delivery of the Hellasship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes through four quarterly installments of $0.7 million followed by 16 quarterly installments of $0.4 million paid in advance along with a balloon payment of $10.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal.

The charterhire principal, as of June 30, 2025, was $16.3 million.

AVIC Patriotship Sale and Leaseback
On June 4, 2024, we entered into a $16.9 million sale and leaseback agreement with Hao Virgo Limited, an affiliate of AVIC to partially refinance the CMBFL Sale and Leaseback, secured by the Patriotship. The agreement became effective on June 28, 2024, upon the delivery of the Patriotship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes through four quarterly installments of $0.6 million followed by 16 quarterly installments of $0.3 million paid in advance along with a balloon payment of $9.5 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.55% per annum. The Company has continuous options to repurchase the vessel at any time of the bareboat charter period and at predetermined prices as set forth in the agreement. The Company is required to maintain a leverage ratio (as defined therein), that will not be higher than 75% until maturity. The bareboat charterer is required to maintain a security cover ratio (as defined therein) of at least 120% of the charterhire principal.

The charterhire principal, as of June 30, 2025, was $14.2 million.

Hinode Sale and Leaseback
On August 29, 2024, the Company entered into a $28.5 million sale and leaseback agreement with Hinode Kaiun Co., Ltd and Sunmarine Maritime S.A. (collectively, “Hinode”) for the purpose of financing part of the acquisition cost of the Kaizenship. The agreement became effective on October 1, 2024, upon the delivery of the Kaizenship to the lessor. The Company sold and chartered back the vessel from Hinode on a bareboat basis for a six-year period, having a purchase obligation at the end of the sixth year. The charterhire principal amortizes in 72 consecutive monthly installments paid in advance at $0.3 million each, bearing an interest rate of 1-month term SOFR plus 2.50% per annum. Following the fourth anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the bareboat period, the Company has an obligation to purchase the vessel at the price of $8.3 million. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

The charterhire principal, as of June 30, 2025, was $25.6 million.

Dividend Policy

In August 2024, our Board of Directors (“Board”) adopted an updated dividend policy, pursuant to which we intend to distribute approximately 50% of our operating cash flow (the amount presented in our Cash Flow Statement for the period in question, incorporating all operating expenses, variations in working capital, interest expenses and amounts paid for drydocking),

•	Less: Debt repayments (this amount captures loan facilities, finance lease liabilities and other financial liabilities),
•
Less: Discretionary quarterly reserve (this amount will be assessed by the Board on a quarterly basis taking into consideration, among other things, (a) the share buybacks completed during the quarter, (b) anticipated capital expenditures such as vessel acquisitions and (c) a targeted liquidity buffer).

Any future dividends declared will be at the discretion and remain subject to approval of the Board each quarter, after its review of our financial condition and other factors, including but not limited to our earnings, prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law. Seanergy’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and the Board’s determination that each declaration and payment is at the time in the best interests of Seanergy and its shareholders after review of the Company’s financial performance. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Some of our loan agreements limit our ability to pay dividends and our subsidiaries’ ability to make distributions to us. There can be no assurance that our Board will declare or pay any dividend in the future.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Balance Sheets
As of June 30, 2025 and December 31, 2024
(In thousands of US Dollars, except for share and per share data)

		June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	4	12,844	21,866
Restricted cash	4	7,050	8,050
Accounts receivable trade, net	12	972	404
Inventories	5	1,751	1,693
Prepaid expenses		3,108	3,528
Due from related parties	3	8,220	7,271
Other current assets		803	2,113
Foreign exchange forward contract	2, 9	423	-
Intangible assets		1,485	973
Total current assets		36,656	45,898

Fixed assets:
Vessels, net	6	508,200	484,492
Finance lease, right-of-use asset	7	31,653	-
Advances for vessel acquisition	6	-	3,700
Other fixed assets, net		207	267
Total fixed assets		540,060	488,459

Other non-current assets:
Deferred charges and other investments, non-current		14,116	6,127
Restricted cash, non-current	4, 8	5,500	5,000
Intangible assets		938	60
Operating lease, right of use asset	10	265	282
Other non-current assets		30	27
TOTAL ASSETS		597,565	545,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,634 and $1,627, respectively	8	61,238	37,401
Finance lease liability, current	7	2,792	-
Trade accounts and other payables		9,414	7,112
Accrued liabilities		16,810	9,626
Operating lease liability, current	10	102	93
Deferred revenue	12	3,121	2,094
Other current liabilities	11, 16	1,045	5,297
Total current liabilities		94,522	61,623

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,574 and $2,237, respectively	8	223,791	220,186
Operating lease liability, non-current	10	163	189
Deferred revenue, non-current	12	-	67
Due to related parties, non-current	3	333	-
Finance lease liability, non-current	7	19,855	-
Other liabilities, non-current		1,159	1,609
Total liabilities		339,823	283,674

Commitments and contingencies	10

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at June 30, 2025 and December 31, 2024, respectively		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2025 and December 31, 2024; 20,902,365 and 20,374,165 shares issued and outstanding as at June 30, 2025 and December 31, 2024, respectively		2	2
Additional paid-in capital	11	598,612	595,947
Accumulated deficit		(340,872)	(333,770)
Total Stockholders’ equity		257,742	262,179
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		597,565	545,853

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
 Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2025 and 2024
(In thousands of US Dollars, except for share and per share data)

		2025	2024
Vessel revenue, net	12	60,340	80,366
Fees from related parties	3	1,345	1,060
Revenue, net		61,685	81,426
Expenses:
Voyage expenses		(1,847)	(1,760)
Vessel operating expenses		(26,346)	(22,254)
Management fees		(552)	(359)
General and administration expenses	15	(9,012)	(8,932)
Amortization of deferred dry-docking costs		(2,124)	(1,969)
Depreciation and amortization	6, 7	(15,253)	(11,942)
Loss on forward freight agreements, net		(19)	(104)
Operating income		6,532	34,106
Other income / (expenses), net:
Interest and finance costs	13	(10,930)	(9,716)
Loss on extinguishment of debt	8	(28)	(649)
Interest and other income		337	490
Interest income related parties	3	48	-
Unrealized gain from foreign exchange forwards	2, 9	423	-
Foreign currency exchange (loss) / gain, net		(349)	57
Total other expenses, net		(10,499)	(9,818)
Net (loss) / income		(3,967)	24,288

Net (loss) / income per common share, basic & diluted	14	(0.20)	1.18

Weighted average number of common shares outstanding, basic	14	20,255,507	19,533,621
Weighted average number of common shares outstanding, diluted	14	20,255,507	19,659,370

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2025 and 2024
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2023	20,000	-	19,636,352	2	590,129	(361,686)	228,445
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	180,000	-	885	-	885
ATM offering (Note 11)	-	-	576,120	-	4,897	-	4,897
Stock based compensation (Note 15)	-	-	501,667	-	3,017	-	3,017
Dividends ($0.25 per share) (Note 11)	-	-	-	-	-	(5,109)	(5,109)
Share buyback (Note 11)	-	-	(195,312)	-	(1,722)	-	(1,722)
Net income	-	-	-	-	-	24,288	24,288
Balance, June 30, 2024	20,000	-	20,698,827	2	597,206	(342,507)	254,701

	Preferred stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2024	20,000	-	20,374,165	2	595,947	(333,770)	262,179
Issuance of common stock (including the exercise of warrants) (Note 11)	-	-	-	-	(12)	-	(12)
Stock based compensation (Note 15)	-	-	528,200	-	2,677	-	2,677
Dividends ($0.15 per share) (Note 11)	-	-	-	-	-	(3,135)	(3,135)
Net loss	-	-	-	-	-	(3,967)	(3,967)
Balance, June 30, 2025	20,000	-	20,902,365	2	598,612	(340,872)	257,742

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2025 and 2024
(In thousands of US Dollars)

	2025	2024
Net cash provided by operating activities	16,239	35,048
Cash flows from investing activities:
Vessels acquisitions and improvements	(35,325)	(34,313)
Advance for vessel acquisition	-	(4,450)
Finance lease prepayments and other initial direct costs	(8,150)	(305)
Loan to related party	(2,000)	-
Repayment of loan by related party	2,000	-
Due from related parties	(188)	-
Net cash used in investing activities	(43,663)	(39,068)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	-	5,823
Payments for repurchase of common stock	-	(1,722)
Dividends paid	(7,388)	(2,492)
Proceeds from long term debt and other financial liabilities	88,060	58,279
Repayments of long term debt and other financial liabilities	(60,274)	(40,576)
Payments of finance lease liabilities	(1,099)	(1,079)
Proceeds from other non current liabilities	166	-
Payments of financing and stock issuance costs	(1,563)	(917)
Net cash provided by financing activities	17,902	17,316
Net (decrease) / increase in cash and cash equivalents and restricted cash	(9,522)	13,296
Cash and cash equivalents and restricted cash at beginning of period	34,916	24,928
Cash and cash equivalents and restricted cash at end of period	25,394	38,224

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	11,031	10,260

Noncash investing activities:
Vessel improvements	387	-
Right-of-use assets and initial direct costs	23,897	-

Noncash financing activities:
Dividends declared but not paid	1,045	3,108
Financing and stock issuance costs	(177)	2,035

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Glyfada, Greece. The Company’s common shares are listed on the Nasdaq Capital Market under the symbol “SHIP”. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2025 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

The consolidated balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

On June 30, 2025, the Company had a working capital deficit of $57,866, which includes an amount of $3,121 relating to pre-collected revenue and is included in deferred revenue in the accompanying unaudited interim condensed consolidated balance sheets. This amount represents current liabilities that do not require future cash settlement. The working capital deficit is mainly attributable to the repayments due under the long-term debt, the other financial liabilities and the finance lease liabilities. For the six-month period ended June 30, 2025, the Company realized a net loss of $3,967 and generated cash flow from operations of $16,239. The Company believes it has the ability to continue as a going concern over the next twelve months following the date of the issuance of these financial statements and finance its obligations as they come due via cash from operations and through refinancing its existing loan agreements (Note 16).

Consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.          Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these unaudited interim condensed consolidated financial statements as of June 30, 2025:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Pembroke Chartering Services Limited (1)(3)(4)	Malta	N/A	N/A	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Squire Ocean Navigation Co. (1)(5)	Liberia	Squireship	November 10, 2015	March 20, 2025
Lord Ocean Navigation Co. (1)(5)	Liberia	Lordship	November 30, 2016	April 28, 2023
Champion Marine Co. (1)	Marshall Islands	Championship	November 7, 2018	N/A
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Friend Ocean Navigation Co. (1)(5)	Liberia	Friendship	July 27, 2021	March 20, 2025
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Partner Marine Co. (1)(5)	Marshall Islands	Partnership	March 9, 2022	March 9, 2022
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
Paros Ocean Navigation Co. (1)	Liberia	Paroship	December 27, 2022	N/A
Knight Ocean Navigation Co. (1)(5)	Liberia	Knightship	December 13, 2016	April 6, 2023
Flag Marine Co. (1)(5)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(5)	Liberia	Hellasship	May 6, 2021	June 28, 2024
Patriot Shipping Co. (1)(5)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2024
Good Ocean Navigation Co. (1)(4)	Liberia	Goodship	August 7, 2020	February 10, 2023
Traders Shipping Co. (1)(4)	Marshall Islands	Tradership	June 9, 2021	February 28, 2023
Gladiator Shipping Co. (1)(4)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Partner Shipping Co. Limited (1)(4)	Malta	Partnership	May 31, 2017	March 9, 2022
Titan Ocean Navigation Co. (1)	Liberia	Titanship	October 24, 2024	N/A
Icon Ocean Navigation Co. (1)(5)	Liberia	Iconship	June 11, 2024	June 11, 2024
Kaizen Shipping Co. (1)(5)	Marshall Islands	Kaizenship	October 1, 2024	October 1, 2024
Blue Shipping Co. (1)(5)	Marshall Islands	Blueship	February 25, 2025	February 25, 2025
Mei Shipping Co. (1)	Marshall Islands	Meiship	February 27, 2025	N/A
Martinique International Corp. (1)(4)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(4)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Atsea Ventures Corp. (1)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management companies
(3)	Chartering services company
(4)	Dormant companies
(5)	Bareboat charterers

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.          Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 21, 2025.

Foreign currency exchange rates forward contract

When deemed appropriate from a risk management perspective, the Company enters into forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. Foreign currency forward contracts are agreements entered into with a financial services institution to exchange, at a specified future date, currencies of different countries at a specific rate. Foreign currency forward contracts are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value. The valuation of forward contracts is based on Level 2 observable inputs of the fair value hierarchy, such as forward foreign exchange rate curves. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in “Unrealized gain from foreign exchange forwards” in the unaudited interim condensed consolidated statements of operations. Cash inflows/outflows attributed to foreign currency forward derivative instruments, if any, are reported within cash flows from operating activities in the consolidated statements of cash flows.

Recent Accounting Pronouncements

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed financial statements for the six-month period ended June 30, 2025.

3.          Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on March 21, 2025, and are supplemented by the below new activities within the period.

Short-term loan facility:

On April 25, 2025, the Company extended a short-term loan facility to United Maritime Corporation (“United”) totaling $2,000. The facility bore interest of 10.0% per annum and was fully repaid on June 17, 2025, shortly after the completion of a vessel sale by United. The resulting interest income of $48 is presented in “Interest income related parties” in the accompanying unaudited interim condensed statements of operations.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Management Agreements:

During the six-month period ended June 30, 2025 and 2024, fees charged from Seanergy to United in relation to services provided under various management agreements entered into with respect to United’s fleet amounted to $1,345 and $1,060, respectively and are presented in “Fees from related parties” in the accompanying unaudited interim condensed statements of operations.

As of June 30, 2025 and December 31, 2024, balance due from United amounted to $8,220 and $7,271, respectively and is included in “Due from related parties” in the accompanying unaudited interim condensed consolidated balance sheets, relating to United management fees and working capital advances. As of June 30, 2025, balance due to related parties related to EUAs held by Seanergy Shipmangement Corp., on behalf of United for the settlement of the respective EUAs liability.

4.          Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited interim condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim condensed consolidated statements of cash flows:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	12,844	21,866
Restricted cash	7,050	8,050
Restricted cash, non-current	5,500	5,000
Total	25,394	34,916

Restricted cash as of June 30, 2025 includes a $7,000 term deposit as pledged, at the Company’s option, capital for a one-month  period as per the October 2024 Alpha Bank Loan Facility (Note 8) and $50 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of June 30, 2025 includes $3,000 of minimum liquidity requirements as per the February 2025 Piraeus Bank Loan Facility (Note 8), $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility (Note 8), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 8). Minimum liquidity, not legally restricted, as of June 30, 2025, of $10,500 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents” in the unaudited interim condensed consolidated balance sheet.

Restricted cash as of December 31, 2024 includes a $8,000 term deposit as pledged, at the Company’s option, capital for a one-month  period as per the October 2024 Alpha Bank Loan Facility (Note 8) and $50 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of December 31, 2024 includes $2,000 of minimum liquidity requirements as per the June 2022 Piraeus Bank Loan Facility (Note 8), $2,000 of minimum liquidity requirements as per the October 2022 Danish Ship Finance Loan Facility (Note 8), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 8), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 8). Minimum liquidity, not legally restricted, as of December 31, 2024, of $9,500 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents” in the unaudited interim condensed consolidated balance sheet.

5.          Inventories:

As of June 30, 2025 and December 31, 2024, inventories amounted to $1,751 and $1,693, respectively, in the accompanying unaudited interim condensed consolidated balance sheets related to lubricants.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
6.          Vessels, Net:

The amounts in the accompanying unaudited interim condensed consolidated balance sheet are analyzed as follows:

June 30, 2025
Cost:
Beginning balance	610,137
- Additions	38,173
Ending balance	648,310

Accumulated depreciation:
Beginning balance	(125,645)
- Depreciation for the period	(14,465)
Ending balance	(140,110)

Net book value	508,200

Details of the Company’s vessels, net are discussed in Note 6 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on March 21, 2025.

Acquisition

On December 12, 2024, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Newcastlemax vessel, the Meiship, for a gross purchase price of $37,000. Delivery of the vessel took place on February 27, 2025. The acquisition of the vessel was financed with cash on hand and through the February 2025 Piraeus Bank Loan Facility (Note 8).

During the six-months ended June 30, 2025, an amount of $1,173 of improvements were capitalized that concern improvements on vessels performance and meeting environmental standards mainly due to installation of ballast water treatment systems and other energy saving devices. The cost of these additions was accounted as major improvement and was capitalized and will be depreciated over the remaining useful life of the vessel.  Amounts paid within the year for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the unaudited interim condensed consolidated statement of cash flows.

As of June 30, 2025, all vessels, except for the vessels financed through other financial liabilities for which ownership is held by the lessors (i.e., sale and leaseback agreements) are mortgaged to secure loans of the Company (Note 8).

7.	Finance Lease, Right-of-use Asset and Finance Lease Liability:

On January 23, 2025, the Company entered into a six-month bareboat charter agreement with an unaffiliated third party for a secondhand Capesize vessel, the Blueship. The Company advanced a down payment of $4,000 which was paid upon signing of the agreement and another down payment of $4,000 upon delivery of the vessel to the Company, which took place on February 25, 2025. The Company will be paying a daily charter rate of $10 over the period of the bareboat charter, while it also has a purchase obligation of $22,500 at the end of the bareboat charter.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
During the six-month period ended June 30, 2025 and 2024, the amortization of the right-of-use assets amounted to $728 and $658 and are presented in the Company’s unaudited interim condensed consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liabilities for the same period of 2025 and 2024 amounted to $363 and $559, respectively (Note 13). As of June 30, 2025, the right-of-use asset amounted to $31,653 and is presented under “Finance lease, right-of-use asset” in the accompanying unaudited interim condensed consolidated balance sheets. The weighted average remaining lease term for the bareboat charter was 0.34 years as of June 30, 2025.

The annual lease payments under the Blueship bareboat charter agreement, taking into consideration the subsequent financing described in Note 16 for the sale and leaseback agreement with an affiliate of Kowa Kaiun Co. Ltd. are as follows:

Twelve month periods ending June 30,	Amount
2026	2,946
2027	3,214
2028	3,214
2029	3,214
Thereafter	10,214
Total undiscounted lease payments	22,802
Less: Discount based on incremental borrowing rate	(155)
Present value of finance lease liabilities	22,647

Finance lease liability, current	2,792
Finance lease liability, non-current	19,855
Present value of finance lease liabilities	22,647

8.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	June 30, 2025	December 31, 2024
Long-term debt and other financial liabilities	289,237	261,451
Less: Deferred financing costs and debt discounts	(4,208)	(3,864)
Total	285,029	257,587
Less - current portion	(61,238)	(37,401)
Long-term portion	223,791	220,186

Details of the Company’s secured credit and other financial liabilities are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on March 21, 2025, and are supplemented by the below new activities within the period.

New Loan Facilities during the six-month period ended June 30, 2025

February 2025 Piraeus Bank Loan Facility

On February 24, 2025, the Company entered into a facility agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a $53,560 term loan for the purpose of (i) refinancing the June 2022 Piraeus Bank Loan Facility, which was secured by the Worldship and Honorship and (ii) partially financing the acquisition cost of the Meiship. The facility was drawn on February 25, 2025. The loan bears interest of term SOFR plus a margin of 2.05% per annum. The interest margin can be decreased by 0.05% per vessel based on the achievement of certain emission thresholds. The term is five years and the repayment schedule comprises 20 quarterly installments of $1,450 and a final balloon of $24,560 payable together with the final installment. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 70% until maturity. In addition, the Company is required to maintain a security cover ratio (as defined therein) of not less than 125% until the second anniversary of the drawdown date and 130% thereafter until the maturity of the loan. The borrowers are required to maintain an aggregate minimum liquidity of $3,000 in their operating accounts. As of June 30, 2025, the amount outstanding under the February 2025 Piraeus Bank Loan Facility was $52,110.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facilities repaid during the six-month period ended June 30, 2025

June 2022 Piraeus Bank Loan Facility

On February 27, 2025, the Company fully refinanced the outstanding amount of $24,000 using the proceeds from the February 2025 Piraeus Bank Loan Facility and all securities created in favor of Piraeus Bank were irrevocably and unconditionally released.

August 2021 Alpha Bank Loan Facility

On March 20, 2025, the Company fully refinanced the outstanding amount of $10,885 under the Tranche A and $4,434 under the Tranche B of the facility using the proceeds from the Huarong Squireship Sale and Leaseback and the Huarong Friendship Sale and Leaseback, respectively, and all securities created in favor of Alpha Bank S.A. were irrevocably and unconditionally released. On that date, as a result of the refinancing, an amount of $28 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

Other Financial Liabilities – Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2025

Huarong Squireship Sale and Leaseback

On March 13, 2025, the Company entered into a $18,000 sale and leaseback agreement for Squireship with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to refinance the Tranche A of the August 2021 Alpha Bank Loan Facility, secured by the Squireship. The agreement became effective on March 20, 2025, upon the delivery of the Squireship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Squireship continues to be recorded as an asset on the Company’s balance sheet. The charterhire principal amortizes in 20 quarterly installments of $475 along with a balloon payment of $8,500 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time throughout the bareboat charter period and at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of June 30, 2025, the amount outstanding under the Huarong Squireship Sale and Leaseback was $17,525.

Huarong Friendship Sale and Leaseback

On March 13, 2025, the Company entered into a $16,500 sale and leaseback agreement for Friendship with an affiliate of Huarong to refinance the Tranche B of the August 2021 Alpha Bank Loan Facility, secured by the Friendship. The agreement became effective on March 20, 2025, upon the delivery of the Friendship to the lessor. The Company sold and chartered back the vessel on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The charterhire principal amortizes in 20 quarterly installments of $443 along with a balloon payment of $7,650 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 2.15% per annum. The Company has continuous options to repurchase the vessel at any time throughout the bareboat charter period and at predetermined prices as set forth in the agreement following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of June 30, 2025, the amount outstanding under the Huarong Friendship Sale and Leaseback was $16,058.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at SOFR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of June 30, 2025, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2025, twelve of the Company’s owned vessels, having a net carrying value of $311,734, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s eight bareboat chartered vessels, having a net carrying value of $196,466 as of June 30, 2025, have been financed through sale and leaseback agreements. As is typical in leaseback agreements, the title of ownership is held by the relevant lenders.

The annual principal payments required to be made after June 30, 2025 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending June 30,	Amount
2026	62,872
2027	43,216
2028	46,445
2029	56,302
Thereafter	80,402
Total	289,237

9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(b)	Fair Value of Financial Instruments

The principal financial assets of the Company consist of Cash and cash equivalents, restricted cash, accounts receivable trade, foreign exchange forward contract and other current assets. The principal financial liabilities of the Company consist of trade accounts and other payables long-term debt and other financial liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt for the Flagship Cargill Sale and Leaseback are similar to those that could be procured as of June 30, 2025, and the carrying value of $12,013, is 2.4% higher than the fair market value of $11,731. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

(c)	Foreign Currency Forward Contracts

During 2025, the Company entered into foreign currency forward contracts with maturities from February 18, 2025 to January 18, 2026, pursuant to which the Company would pay USD and receive EUR at an aggregate notional amount of EUR 5,717. These contracts do not qualify as cash flow hedges. As of June 30, 2025 the fair value of the derivative contracts that had been obtained through Level 2 inputs of the fair value hierarchy was $423 with such amount being reflected within “Foreign exchange forward contract” in unaudited interim condensed consolidated balance sheets and an unrealized gain of $423 in connection with the foreign currency forward contracts was recognized as “Unrealized gain from foreign exchange forwards” in the unaudited interim condensed statement of operations for the six-month period ended June 30, 2025.

10.	Commitments and Contingencies:

Contingencies

Legal proceedings are a common aspect of the shipping industry and may arise from regulatory matters, contract disputes, or other operational issues. These may include claims related to charter agreements, insurance matters, or regulatory compliance. In March 2024, a shareholder filed a lawsuit in the High Court of the Republic of the Marshall Islands against the Company and its board, alleging fiduciary duty violations concerning the Series B Preferred Shares issued in December 2021. The plaintiff sought, among other things, to cancel the Series B Preferred Shares and claim unspecified damages. In October 2024, the High Court dismissed the lawsuit in full. In November 2024 the plaintiff filed a notice of appeal before the High Court and in February 2025 the record of the case was filled with the Supreme Court of the Republic of the Marshall Islands. Briefing on the appeal was concluded on 26 May 2025 and the oral hearing is scheduled for November 2025. While the outcome cannot be predicted with certainty, the Company believes it has substantial defenses and intends to vigorously defend against the appeal.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 11 to 60 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2025. For index-linked time charter contracts the calculation was made using the initial charter rates   (these amounts do not include any assumed off-hire).

Twelve month periods ending June 30,	Amount
2026	113,283
2027	16,689
Total	129,972

The office rent expense for the periods ended June 30, 2025 and 2024 was $84 and $82, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2025:

Twelve month periods ending June 30,	Amount
2026	141
2027	141
2028	105
Total	387
Less: imputed interest	(122)
Present value of lease liabilities	265

Operating lease liability, current	102
Operating lease liability, non-current	163
Present value of lease liabilities	265

11.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 12 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on March 21, 2025 and are supplemented by the below new activities into the six-month period.

(a)	Common Stock

i)	Dividends

On May 26, 2025, the Company declared a regular quarterly cash dividend of $0.05 per share for the first quarter of 2025, to all shareholders of record as of June 27, 2025. The dividends amounting to $1,045 were paid on July 10, 2025 (Note 16) and are included in “Other current liabilities” as of June 30, 2025 in the unaudited interim condensed consolidated balance sheets.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On March 5, 2025, the Company declared a regular quarterly dividend of $0.10 per share for the fourth quarter of 2024, to all shareholders of record as of March 27, 2025. The dividends amounting to $2,090 were paid on April 10, 2025.

On January 10, 2025, the Company paid a regular quarterly dividend of $0.26 per share or $5,297 for the third quarter of 2024 to all shareholders of record as of December 27, 2024.

Total dividends declared in the six-month period ended June 30, 2025, amounted to $3,135.

(b)	Warrants

All warrants are classified in equity, according to the Company’s significant accounting policy.

Class E Warrants

As of June 30, 2025, the number of remaining Class E Warrants outstanding is 2,694,599 at an exercise price of $4.03 per share. As of June 30, 2025, the number of common shares that can potentially be issued under the outstanding Class E warrants are 269,459.

Class D Warrants

The Company’s previously issued Class D Warrants expired according to their terms on April 2, 2025.

12.	Vessel Revenue:

Vessel revenues for the six-month periods ended June 30, 2025 and 2024 was derived from time charters.

 As of June 30, 2025 and December 31, 2024, the trade accounts receivable was $972 and $404, respectively, and was related to time charters.

The current portion of Deferred revenue as of June 30, 2025 and December 31, 2024 was $3,121 and $2,094 and relates to cash received in advance of performance under operating leases and to premiums for energy devices (i.e., increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The non-current portion of Deferred revenue as of June 30, 2025 and December 31, 2024 was $NIL and $67 and relates to premiums for energy saving devices (i.e. increased daily hire rates provided for by the chartering agreements) for specific equipment installed in the vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party.

Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2025 and 2024 were:

Customer	2025	2024
A	36%	34%
B	24%	-
C	18%	23%
D	-	13%
Total	78%	70%

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30,
	2025	2024
Interest on long-term debt and other financial liabilities	9,555	8,408
Interest on finance lease liability	363	559
Amortization of deferred finance costs and debt discounts	900	696
Other	112	53
Total	10,930	9,716

14.	(Loss) / Earnings per Share:

The calculation of net income per common share is summarized below:

	June 30,
	2025	2024

Net (loss) / income	$(3,967)	$24,288
Less: Dividends to non-vested participating securities	(66)	(246)
Less: Undistributed earnings to non-vested participating securities	-	(936)
Net (loss) / income attributable to common shareholders, basic	$(4,033)	$23,106

Undistributed earnings to non-vested participating securities	-	936
Undistributed earnings reallocated to non-vested participating securities	-	(930)
Net (loss) / income attributable to common shareholders, diluted	$(4,033)	$23,112

Weighted average number of common shares outstanding, basic	20,255,507	19,533,621
Effect of dilutive securities:
Warrants	-	125,749
Weighted average number of common shares outstanding, diluted	20,255,507	19,659,370

Net (loss) / income per share attributable to common shareholders, basic	$(0.20)	$1.18
Net (loss) / income per share attributable to common shareholders, diluted	$(0.20)	$1.18

As of June 30, 2025, 441,801 non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above (Note 15) and unexercised warrants were also excluded from the computation of diluted shares as their effect would be anti-dilutive due to the loss in the period.

As of June 30, 2024, 1,001,997 non-vested participating shares under the Company’s Equity Incentive Plan were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above. Additionally, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as of June 30, 2024, because to do so would have anti-dilutive effect, are any incremental shares of unexercised Class D warrants that are out-of-the money as of the reporting date, calculated with the treasury stock method.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
15.	Equity Incentive Plan:

Details of the Company’s Equity Incentive Plans are discussed in Note 16 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on March 21, 2025 and are supplemented by the below new activities into the six-month period.

On March 12, 2025, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 600,000 shares. On the same date, the Compensation Committee granted an aggregate of 528,200 restricted shares of common stock pursuant to the Plan. Of the total 528,200 shares issued on March 12, 2025, 311,500 shares were granted to the non-executive members of the board of directors and to the executive officers and 216,700 shares were granted to certain of the Company’s non-executive employees and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $7.35. 125,300 shares vested on the date of the issuance, March 12, 2025, 160,000 shares will vest on September 12, 2025, 104,100 shares will vest on March 12, 2026 and 138,800 shares will vest on September 14, 2026.

The related expense for shares granted to the Company’s Board of Directors and certain of its employees for the six-month periods ended June 30, 2025 and 2024, amounted to $2,593 and $2,938, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2025 and 2024, amounted to $84 and $79, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors, certain of its employees and the Company’s commercial manager, a non-employee, as of June 30, 2025 and December 31, 2024 amounted to $2,013 and $808, respectively. On June 30, 2025, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and its other employees not yet recognized is expected to be recognized is 1.70 years.

16.	Subsequent Events

On July 10, 2025, the Company paid a regular quarterly dividend of $1,045 to all shareholders of record as of June 27, 2025 (Note 11).

The Company has agreed to enter into a supplemental agreement to the June 2022 Alpha Bank Loan Facility to reduce the applicable margin from 2.90% to 2.40% per annum, with retroactive effect from June 2025. In addition, the Company has the option to pledge cash in the form of time deposits, up to the aggregate amount of the loan outstanding at that time. For the part of the loan equal to the pledged amount, the margin will be reduced to 0.75% per annum for the term of the pledged time deposit, which as per the agreement shall coincide with an interest period of the facility. The supplemental agreement is subject to completion of definitive documentation.

On July 30, 2025, the Company entered into an agreement with an unaffiliated third party for the sale of the Geniuship for a gross purchase price of $21,590. The vessel is expected to be delivered to her new owners in early September 2025.

On August 4, 2025, the Company declared a regular cash dividend of $0.05 per common share for the second quarter of 2025 payable on or about October 10, 2025 to all shareholders of record as of September 29, 2025.

On August 6, 2025, the Company entered into documentation for a $22,500 sale and leaseback agreement for the Blueship with an affiliate of Kowa Kaiun Co. Ltd. to finance the purchase option of Blueship under her existing bareboat charter. The agreement will become effective upon the delivery of the Blueship to the lessor. The Company will sell and charter back the vessel on a bareboat basis for a five-year period, having a put option at the end of the fifth year, while the Company will have continuous options to repurchase the vessel at any time of the bareboat charter period at predetermined prices as set forth in the agreement following the second anniversary of the delivery. The charterhire principal will amortize in a daily bareboat rate of $9 payable monthly in advance, bearing an interest rate of 3-month term SOFR plus 2.40% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.